UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

FUTURE-READY

THIRD QUARTER 2024 RESULTS

Investor Relations
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Bryan Silva| bryan.silva@kof.com.mx

Coca-Cola FEMSA

Mexico City, October 25, 2024, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF)

(“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the third quarter of 2024.

THIRD QUARTER HIGHLIGHTS

•	Volume growth 0.8%
•	Revenue growth 10.7%
•	Operating income growth 13.9%
•	Majority net income growth 8.9%
•	Earnings per share[1] were Ps. 0.35. (Earnings per unit were Ps. 2.79 and per ADS were Ps. 27.89.)
•	Initiated pilot of a new salesforce automation tool, Juntos+ Advisor, with encouraging results in Brazil
FIRST NINE MONTHS HIGHLIGHTS

•	Volume growth 5.1%
•	Revenue growth 12.4%
•	Operating income growth 13.4%
•	Majority net income growth 15.7%
•	Earnings per share[1] were Ps. 0.98. (Earnings per unit were Ps. 7.83 and per ADS were Ps. 78.28.)x
FINANCIAL SUMMARY FOR THE THIRD QUARTER RESULTS
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		3Q24	YTD 2024	3Q24	YTD 2024	3Q24	YTD 2024	3Q24	YTD 2024
As Reported	Consolidated	10.7%	12.4%	11.3%	14.0%	13.9%	13.4%	8.9%	15.7%
	Mexico & Central America	9.0%	12.3%	10.7%	13.7%	11.3%	12.1%
	South America	13.6%	12.6%	12.2%	14.7%	20.6%	16.6%

Comparable (2)	Consolidated	11.3%	15.7%	11.5%	17.2%	13.6%	16.3%
	Mexico & Central America	6.7%	12.0%	8.4%	13.4%	9.1%	12.0%
	South America	19.5%	22.0%	17.4%	24.9%	25.7%	28.1%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“Our third-quarter results underscore the resilience of our business and the strategic execution that drives Coca-Cola FEMSA forward. Despite unfavorable weather conditions in Mexico, our consolidated volumes remained resilient, driven mainly by the solid growth achieved in Brazil and Guatemala. At the same time, our team’s focus on growing the core business and driving cost and expense efficiencies enabled our revenues and operating income to grow by double digits.

On the B2B front, we continued deploying Juntos+, which now reaches 1.2 million monthly active buyers across Latin America. Additionally, we initiated the pilot of our new salesforce automation tool, Juntos+ Advisor, with encouraging results. Juntos + Advisor leverages advanced AI models, empowering our salesforce to help our clients reach their full potential and significantly improving our customer’s omnichannel experience. Finally, we are progressively adding the necessary production and distribution capacity across key markets to enable future growth and deliver long-term value for all our stakeholders.

Moreover, we express our sincere support to all the people impacted by Hurricane John in the state of Guerrero during the quarter. Our team has worked tirelessly in providing support to our employees, their families, and the affected communities. We are also encouraged that the reopening of our plant in Porto Alegre is progressing according to plan; we resumed operations in our distribution center, while bottling operations will gradually begin as of the fourth quarter.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 2 of 17

RECENT DEVELOPMENTS

•	On September 5, the Company announced that it achieved the sustainability performance target contemplated in its sustainability-linked bonds by achieving a water use efficiency ratio of 1.36 liters per liter of beverage produced, and that such compliance has been confirmed by an external and independent verifier. As a result, Coca-Cola FEMSA confirms that the calculation of the interest rate applicable to the sustainability-linked bonds as of the interest period beginning on September 19, 2024, will not incur any modifications.

•	Coca-Cola FEMSA mobilized efforts to support the communities affected by Hurricane John in the state of Guerrero, Mexico. As part of its commitment to aid in the recovery of the region, the Company coordinated with local authorities to provide humanitarian relief, including donations of water, food, and essential supplies to the most impacted areas. Coca-Cola FEMSA also deployed two water purification trucks, which have delivered almost 50 thousand liters of drinkable water, equivalent to 2.4 thousand water jugs, ensuring access to clean water for those in need. These efforts underscore the Company’s dedication to supporting both its employees and the broader community in this challenging time.

•	After the announcement of the temporary closure of its facility in Porto Alegre due to the flooding that affected Rio Grande do Sul, Brazil last May, Coca-Cola FEMSA announced that plans to reopen the facility continue progressing according to expectations. The distribution center resumed operations as of October, initially at partial capacity. Production facilities are expected to gradually restart during the fourth quarter. Furthermore, the Company continues to offer support to its employees, their families, its customers, and the community.

•	On October 15, 2024, Coca-Cola FEMSA paid the third installment of the ordinary dividend approved for Ps. 0.19 per share, for a total cash distribution of Ps. 3,193.26 million. On December 9, 2024, Coca-Cola FEMSA will pay the fourth and final installment of this dividend.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 3 of 17

CONSOLIDATED THIRD QUARTER RESULTS

CONSOLIDATED THIRD QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2024	3Q 2023	Δ%	Δ%
Total revenues	69,601	62,853	10.7%	11.3%
Gross profit	32,094	28,848	11.3%	11.5%
Operating income	9,638	8,460	13.9%	13.6%
Adj. EBITDA (2)	14,001	11,830	18.4%	19.3%

Volume increased 0.8% to 1,041.1 million unit cases, driven by volume growth in our Brazil, Guatemala, and Central America South territories, coupled with stable volume performance in Argentina. This increase was partially offset by volume declines in Mexico, Colombia, and Uruguay.

Total revenues increased 10.7% to Ps. 69,601 million. This increase was driven mainly by our revenue management initiatives and favorable mix effects. Excluding currency translation effects, total revenues increased 11.3%.

Gross profit increased 11.3% to Ps. 32,094 million, and gross margin increased 20 basis points to 46.1%. This expansion was driven mainly by our top-line growth, coupled with easing raw material costs and favorable hedging initiatives. These effects were partially offset by an increase in purchases of finished product in Brazil, higher fixed costs and the depreciation of the Argentine Peso. Excluding currency translation effects, gross profit increased 11.5%.

Operating income increased 13.9% to Ps. 9,638 million, and operating margin increased 30 basis points to 13.8%. This margin expansion was driven mainly by operating expense efficiencies and favorable mix effects that mitigated margin pressures related to higher operating expenses such as labor, marketing, freight, and maintenance. In addition, we recognized one-time income of Ps. 339 million for the quarter related to insurance claims from Hurricane Otis’ impact on Mexico in October 2023. Excluding currency translation effects, operating income increased 13.6%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 4 of 17

Comprehensive financing result recorded an expense of Ps. 823 million, compared to an expense of Ps. 552 million in the previous year. This increase was driven mainly by a lower foreign exchange gain of Ps. 49 million in the third quarter of 2024 as compared to a gain of Ps. 322 million in the same period of the previous year. In addition, we recognized higher interest expense, net, of Ps. 1,059 million as compared to Ps. 986 million in the same period of the previous year, mainly because of new debt in Argentina and an increase in interest rates in our floating debt.

These effects were partially offset by a higher gain in monetary positions in inflationary subsidiaries as compared to the same period of the previous year.

Income tax as a percentage of income before taxes was 31.5% as compared to 29.6% during the same period of 2023. This increase was driven mainly by deferred taxes.

Net income attributable to equity holders of the company was Ps. 5,858 million as compared to Ps. 5,380 million during the same period of the previous year. This increase was driven mainly by operating income growth, partially offset by an increase in our comprehensive financing result and in income taxes. Earnings per share1 were Ps. 0.35 (Earnings per unit were Ps. 2.79 and per ADS were Ps. 27.89.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 5 of 17

CONSOLIDATED FIRST NINE months RESULTS

CONSOLIDATED FIRST NINE MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2024	YTD 2023	Δ%	Δ%
Total revenues	203,873	181,376	12.4%	15.7%
Gross profit	92,886	81,451	14.0%	17.2%
Operating income	28,037	24,716	13.4%	16.3%
Adj. EBITDA (2)	40,044	33,737	18.7%	22.6%

Volume increased 5.1% to 3,145.6 million unit cases, driven by volume growth in most of our territories, including Mexico, Brazil, Guatemala, Colombia, and our Central America South territories, partially offset by a decrease in Argentina and Uruguay.

Total revenues increased 12.4% to Ps. 203,873 million. This increase was driven mainly by our solid volume growth and revenue management initiatives. These effects were partially offset by unfavorable currency translation effects of most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 15.7%.

Gross profit increased 14.0% to Ps. 92,886 million, and gross margin expanded 70 basis points to 45.6%. This gross profit increase was driven mainly by our top-line growth, coupled with favorable packaging costs and hedging initiatives. These effects were partially offset by higher sweetener costs across our territories and the depreciation of the Argentine Peso. Excluding currency translation effects, gross profit increased 17.2%.

Operating income increased 13.4% to Ps. 28,037 million, and operating margin increased 20 basis points to 13.8%. This increase was driven by top-line growth and operating expense efficiencies. These effects were partially offset by increases in operating expenses such as labor, freight, and maintenance, coupled with a tough comparison base that included a non-cash operating foreign exchange gain in Mexico, as compared to a loss this year. Excluding currency translation effects, operating income increased 16.3%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 6 of 17

Comprehensive financing result recorded an expense of Ps. 2,918 million, compared to an expense of Ps. 3,329 million in the previous year. This decrease is explained mainly by a foreign exchange gain of Ps. 249 million as compared to a loss of Ps. 739 million, as our net cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican Peso and the Brazilian Real during the first nine months of 2024.

These effects were partially offset by an increase in our interest expense, net, of Ps. 3,415 million as compared to an expense of Ps. 2,804 million in the same period of the previous year, mainly because of an increase in our debt in Argentina partially offset by a reduction in our interest income and the maturity of a Mexican peso denominated bond.

Income tax as a percentage of income before taxes was 32.5% as compared to 29.6% during the same period of 2023. This increase was driven mainly by deferred taxes.

Net income attributable to equity holders of the company increased 15.7% to reach Ps. 16,445 million during the first nine months of 2024, as compared to Ps. 14,213 million during the same period of the previous year. This increase was driven mainly by operating income growth, coupled with a decrease in our comprehensive financing result. These effects were partially offset by higher income taxes. Earnings per share1 were Ps. 0.98 (Earnings per unit were Ps. 7.83 and per ADS were Ps. 78.28.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 7 of 17

MEXICO & CENTRAL AMERICA DIVISION THIRD QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2024	3Q 2023	Δ%	Δ%
Total revenues	42,546	39,035	9.0%	6.7%
Gross profit	20,691	18,689	10.7%	8.4%
Operating income	6,711	6,032	11.3%	9.1%
Adj. EBITDA (2)	9,411	8,182	15.0%	12.7%

Volume decreased 0.7% driven by a 1.5% decline in Mexico mainly because of unfavorable weather conditions, partially offset by a 7.5% increase in Guatemala and a 1.5% increase in our Central America South territories.

Total revenues increased 9.0% to Ps. 42,546 million, driven mainly by revenue management initiatives and the favorable translation effect from most of our operating currencies into Mexican Pesos. These effects were partially offset by a slight volume decline. Excluding currency translation effects, total revenues increased 6.7%.

Gross profit increased 10.7% to Ps. 20,691 million, and gross margin expanded 70 basis points to 48.6%. This margin expansion was driven mainly by our top-line growth, easing sweetener and packaging costs, coupled with favorable hedging initiatives. These effects were partially offset by higher fixed costs. Excluding currency translation effects, gross profit increased 8.4%.

Operating income increased 11.3% to Ps. 6,711 million, and operating margin increased 30 basis points to 15.8%. This increase was driven mainly by our top-line growth, favorable mix, and operating expense efficiencies that mitigated margin pressures related to higher operating expenses such as labor, marketing, freight, and maintenance, coupled with an operating foreign exchange loss. In addition, this quarter we recognized one-time income of Ps. 339 million related to insurance claims from Hurricane Otis’ impact on Mexico in October 2023. Excluding currency translation effects, operating income increased 9.1%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 8 of 17

SOUTH AMERICA DIVISION THIRD QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2024	3Q 2023	Δ%	Δ%
Total revenues	27,056	23,818	13.6%	19.5%
Gross profit	11,403	10,159	12.2%	17.4%
Operating income	2,927	2,428	20.6%	25.7%
Adj. EBITDA (2)	4,590	3,647	25.8%	35.5%

Volume increased 3.1% to 412.1 million unit cases, driven mainly by a 6.3% volume growth in Brazil and stable performance in Argentina. These effects were partially offset by volume declines of 4.0% in Colombia and 2.6% in Uruguay.

Total revenues increased 13.6% to Ps. 27,056 million. This increase was driven mainly by volume growth, coupled with revenue management initiatives. These effects were partially offset by unfavorable currency translation effects from most of our operating currencies in the division into Mexican pesos. Excluding currency translation effects, total revenues increased 19.5%.

Gross profit increased 12.2% to Ps. 11,403 million, and gross margin contracted 60 basis points to 42.1%. This contraction was driven mainly by increases in sweetener costs, purchases of finished products, and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by our top-line growth, declining packaging costs, and favorable hedging strategies. Excluding currency translation effects, gross profit increased 17.4%.

Operating income increased 20.6% to Ps. 2,927 million, resulting in an operating margin expansion of 60 basis points to 10.8%. This increase was driven mainly by operating leverage resulting from top-line growth and cost and expense control initiatives. These effects were partially offset by higher fixed costs and expenses such as freight, labor, and the top-line contraction from Argentina. Excluding currency translation effects, operating income increased 25.7%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 9 of 17

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 10 of 17

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 272 million consumers. With over 104,000 employees, the Company markets and sells approximately 4 billion unit cases through more than 2.1 million points of sale a year. Operating 56 manufacturing plants and 252 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 11 of 17

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,153.2		6,048.6		1.7%	1.7%	18,484.0		17,548.7		5.3%	5.3%
Volume (million unit cases)	1,041.1		1,033.1		0.8%	0.8%	3,145.6		2,991.6		5.1%	5.1%
Average price per unit case	64.93		58.87		10.3%		63.00		58.72		7.3%
Net revenues	69,399		62,612		10.8%		203,342		180,780		12.5%
Other operating revenues	203		241		-15.9%		532		596		-10.7%
Total revenues (2)	69,601	100.0%	62,853	100.0%	10.7%	11.3%	203,873	100.0%	181,376	100.0%	12.4%	15.7%
Cost of goods sold	37,507	53.9%	34,005	54.1%	10.3%		110,987	54.4%	99,925	55.1%	11.1%
Gross profit	32,094	46.1%	28,848	45.9%	11.3%	11.5%	92,886	45.6%	81,451	44.9%	14.0%	17.2%
Operating expenses	22,425	32.2%	19,970	31.8%	12.3%		64,076	31.4%	56,500	31.2%	13.4%
Other operative expenses, net	76	0.1%	500	0.8%	-84.8%		940	0.5%	421	0.2%	123.4%
Operative equity method (gain) loss in associates(3)	(45)	-0.1%	(82)	-0.1%	-45.3%		(166)	-0.1%	(187)	-0.1%	-10.8%
Operating income (5)	9,638	13.8%	8,460	13.5%	13.9%	13.6%	28,037	13.8%	24,716	13.6%	13.4%	16.3%
Other non operative expenses, net	94	0.1%	138	0.2%	-32.0%		67	0.0%	484	0.3%	-86.2%
Non Operative equity method (gain) loss in associates (4)	(133)	-0.2%	(16)	0.0%	718.7%		(75)	0.0%	149	0.1%	NA
Interest expense	1,909		1,707		11.8%		5,580		5,382		3.7%
Interest income	850		721		17.9%		2,165		2,578		-16.0%
Interest expense, net	1,059		986		7.3%		3,415		2,804		21.8%
Foreign exchange loss (gain)	(49)		(322)		-84.8%		(249)		739		-133.7%
Loss (gain) on monetary position in inflationary subsidiaries	(100)		(17)		486.5%		(147)		(134)		10.0%
Market value (gain) loss on financial instruments	(86)		(95)		-9.1%		(101)		(80)		26.6%
Comprehensive financing result	823		552		49.0%		2,918		3,329		-12.4%
Income before taxes	8,854		7,786		13.7%		25,127		20,754		21.1%
Income taxes	2,731		2,273		20.2%		8,074		6,128		31.8%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	6,123		5,513		11.1%		17,052		14,627		16.6%
Net income attributable to equity holders of the company	5,858	8.4%	5,380	8.6%	8.9%	7.9%	16,445	8.1%	14,213	7.8%	15.7%	18.7%
Non-controlling interest	265	0.4%	133	0.2%	99.4%		607	0.3%	414	0.2%	46.7%

Adj. EBITDA & CAPEX	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	9,638	13.8%	8,460	13.5%	13.9%	13.6%	28,037	13.8%	24,716	13.6%	13.4%	16.3%
Depreciation	2,858		2,468		15.8%		8,110		7,179		13.0%
Amortization and other operative non-cash charges	1,504		902		66.8%		3,897		1,841		111.7%
Adj. EBITDA (5)(6)	14,001	20.1%	11,830	18.8%	18.4%	19.3%	40,044	19.6%	33,737	18.6%	18.7%	22.6%
CAPEX(8)	6,945		4,976		39.6%		15,638		11,713		33.5%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 15 and 16 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)              As of September 30, 2024, the investment in fixed assets effectively paid is equivalent to Ps. 15,717 million.

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 12 of 17

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,250.4		3,232.8		0.5%	0.5%	9,834.9		9,363.2		5.0%	5.0%
Volume (million unit cases)	629.0		633.2		-0.7%	-0.7%	1,904.5		1,813.9		5.0%	5.0%
Average price per unit case	67.16		61.28		9.6%		65.50		61.36		6.7%
Net revenues	42,533		39,024				125,455		111,717
Other operating revenues	13		11				1		23
Total Revenues (2)	42,546	100.0%	39,035	100.0%	9.0%	6.7%	125,456	100.0%	111,740	100.0%	12.3%	12.0%
Cost of goods sold	21,855	51.4%	20,346	52.1%			64,930	51.8%	58,497	52.4%
Gross profit	20,690.8	48.6%	18,688.8	47.9%	10.7%	8.4%	60,526.4	48.2%	53,243.0	47.6%	13.7%	13.4%
Operating expenses	13,971.0	32.8%	12,369.9	31.7%			40,325.4	32.1%	35,680.3	31.9%
Other operative expenses, net	36	0.1%	344	-0.1%			633	0.5%	132	0.1%
Operative equity method (gain) loss in associates (3)	(27)	-0.1%	(57)	-0.1%			(115)	-0.1%	(121)	-0.1%
Operating income (4)	6,711	15.8%	6,032	15.5%	11.3%	9.1%	19,683	15.7%	17,552	15.7%	12.1%	12.0%
Depreciation, amortization & other operating non-cash charges	2,700	6.3%	2,151	5.5%			7,354	5.9%	5,566	5.0%
Adj. EBITDA (4)(5)	9,411	22.1%	8,182	21.0%	15.0%	12.7%	27,037	21.6%	23,118	20.7%	17.0%	16.7%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 15 and 16 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, among others.

(4)              The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,902.7		2,815.8		3.1%	3.1%	8,649.1		8,185.6		5.7%	5.7%
Volume (million unit cases)	412.1		399.9		3.1%	3.1%	1,241.1		1,177.7		5.4%	5.4%
Average price per unit case	61.52		55.05		11.8%		59.16		54.65		8.3%
Net revenues	26,865		23,588				77,886		69,063
Other operating revenues	190		230				531		573
Total Revenues (2)	27,056	100.0%	23,818	100.0%	13.6%	19.5%	78,417	100.0%	69,636	100.0%	12.6%	22.0%
Cost of goods sold	15,652	57.9%	13,659	57.3%			46,057	58.7%	41,428	59.5%
Gross profit	11,403	42.1%	10,159	42.7%	12.2%	17.4%	32,360	41.3%	28,208	40.5%	14.7%	24.9%
Operating expenses	8,454	31.2%	7,600	31.9%			23,751	30.3%	20,820	29.9%
Other operative expenses, net	40	0.1%	156	0.7%			307	0.4%	289	0.4%
Operative equity method (gain) loss in associates (3)	(18)	-0.1%	(25)	-0.1%			(52)	-0.1%	(66)	-0.1%
Operating income (4)	2,927.4	10.8%	2,427.7	10.2%	20.6%	25.7%	8,353.6	10.7%	7,164.5	10.3%	16.6%	28.1%
Depreciation, amortization & other operating non-cash charges	1,663	6.1%	1,220	5.1%			4,653	5.9%	3,454	5.0%
Adj. EBITDA (4)(5)	4,590	17.0%	3,647	15.3%	25.8%	35.5%	13,007	16.6%	10,619	15.2%	22.5%	36.9%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 13 of 17

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Sep-24	Dec-23	% Var.	Liabilities & Equity	Sep-24	Dec-23	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	2,557	140	1726%
	41,493	31,060	34%	Suppliers	30,966	27,351	13%
Total accounts receivable	16,600	17,749	-6%	Short-term leasing Liabilities	818	752	9%
Inventories	13,973	11,880	18%	Other current liabilities	36,533	26,673	37%
Other current assets	8,674	7,049	23%	Total current liabilities	70,873	54,916	29%
Total current assets	80,740	67,738	19%	Non-Current Liabilities	-	-
Non-Current Assets	-	-		Long-term bank loans and notes payable	69,325	65,074	7%
Property, plant and equipment	153,835	133,406	15%	Long Term Leasing Liabilities	2,205	1,769	25%
Accumulated depreciation	(62,358)	(54,676)	14%	Other long-term liabilities	17,674	18,056	-2%
Total property, plant and equipment, net	91,478	78,730	16%	Total liabilities	160,076	139,815	14%
Right of use assets	2,815	2,388	18%	Equity	-	-
Investment in shares	10,105	9,246	9%	Non-controlling interest	7,545	6,680	13%
Intangible assets and other assets	103,904	101,162	3%	Total controlling interest	140,303	127,025	10%
Other non-current assets	18,882	14,256	32%	Total equity	147,848	133,705	11%
Total Assets	307,924	273,520	13%	Total Liabilities and Equity	307,924	273,520	13%

	Sep 30, 2024
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	58.9%	3.7%	8.7%
U.S. Dollars	17.7%	53.2%	4.2%
Colombian Pesos	1.4%	0.0%	6.3%
Brazilian Reals	21.1%	18.8%	9.3%
Argentine Pesos	0.9%	0.0%	50.1%
Total Debt	100%	23.4%	8.4%

(1) After giving effect to cross- currency swaps.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	3Q 2024	FY 2024	Δ%
Net debt including effect of hedges (1)(3)	30,307	37,794	-19.8%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.57	0.81
Adj. EBITDA/ Interest expense, net (1)	11.73	11.86
Capitalization (2)	33.1%	32.8%
(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 14 of 17

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	3Q 2024					3Q 2023					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	373.1	31.7	92.3	39.9	537.0	377.2	31.8	98.7	37.5	545.3	-1.5%
Guatemala	44.4	2.5	-	2.3	49.2	41.3	2.1	-	2.3	45.7	7.5%
CAM South	35.0	1.3	0.9	5.5	42.8	34.3	1.3	0.8	5.7	42.2	1.5%
Mexico and Central America	452.6	35.4	93.3	47.8	629.0	452.8	35.3	99.6	45.5	633.2	-0.7%
Colombia	66.0	10.5	3.9	7.1	87.4	68.6	11.0	3.7	7.7	91.0	-4.0%
Brazil (3)	227.5	19.1	2.2	23.2	272.0	214.1	18.2	2.4	21.2	255.9	6.3%
Argentina	31.1	5.0	1.5	3.3	40.9	31.5	4.7	1.4	3.4	41.0	0.0%
Uruguay	9.4	1.5	-	0.7	11.7	9.4	2.1	-	0.5	12.0	-2.6%
South America	334.0	36.1	7.6	34.4	412.1	323.6	35.9	7.5	32.8	399.9	3.1%
TOTAL	786.5	71.5	100.9	82.2	1,041.1	776.5	71.2	107.1	78.4	1,033.1	0.8%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	3Q 2024					3Q 2023					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	2,036.8	223.2		279.2	2,539.2	2,067.6	225.8		260.4	2,553.7	-0.6%
Guatemala	339.1	16.3		24.9	380.3	313.4	14.8		24.0	352.2	8.0%
CAM South	261.5	13.4		55.9	330.8	254.1	13.1		59.7	326.9	1.2%
Mexico and Central America	2,637.4	253.0		360.0	3,250.4	2,635.1	253.7		344.0	3,232.8	0.5%
Colombia	485.7	106.8		55.2	647.7	508.2	115.4		77.1	700.7	-7.6%
Brazil (3)	1,547.5	168.4		266.1	1,982.0	1,433.2	158.4		239.5	1,831.1	8.2%
Argentina	158.8	30.1		27.8	216.8	165.6	30.8		31.9	228.2	-5.0%
Uruguay	44.6	5.9		5.8	56.3	44.0	7.6		4.2	55.8	0.7%
South America	2,236.6	311.2		355.0	2,902.7	2,151.0	312.2		352.6	2,815.8	3.1%
TOTAL	4,874.0	564.1		715.0	6,153.2	4,786.0	565.9		696.7	6,048.6	1.7%

Revenues
Expressed in million Mexican Pesos	3Q 2024	3Q 2023	Δ %
Mexico	34,500	32,378	6.6%
Guatemala	4,157	3,331	24.8%
CAM South	3,889	3,327	16.9%
Mexico and Central America	42,546	39,035	9.0%
Colombia	5,181	4,801	7.9%
Brazil (4)	17,747	15,760	12.6%
Argentina	2,852	2,245	27.1%
Uruguay	1,275	1,012	26.0%
South America	27,056	23,818	13.6%
TOTAL	69,601	62,853	10.7%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 1,175.3 million for the third quarter of 2024 and Ps. 1,421.6 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 15 of 17

COCA-COLA FEMSA
YTD- VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2024					YTD 2023					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,107.9	107.0	290.3	121.7	1,626.8	1,062.7	95.3	290.7	110.8	1,559.5	4.3%
Guatemala	130.8	7.6	-	7.1	145.5	117.1	5.7	-	6.9	129.8	12.1%
CAM South	108.0	4.4	2.9	16.7	132.1	100.8	4.8	1.9	17.1	124.6	6.0%
Mexico and Central America	1,346.8	119.0	293.2	145.5	1,904.5	1,280.6	105.8	292.6	134.9	1,813.9	5.0%
Colombia	196.5	30.4	12.0	21.8	260.7	193.9	29.1	10.5	22.3	255.7	2.0%
Brazil (3)	691.6	58.7	7.4	72.0	829.7	636.0	52.8	7.0	61.4	757.2	9.6%
Argentina	87.3	14.3	5.2	8.9	115.7	97.3	14.5	3.9	11.9	127.6	-9.3%
Uruguay	28.1	4.8	-	2.0	35.0	28.6	7.1	-	1.6	37.3	-6.1%
South America	1,003.6	108.3	24.5	104.7	1,241.1	955.7	103.4	21.4	97.1	1,177.7	5.4%
TOTAL	2,350.3	227.3	317.7	250.2	3,145.6	2,236.3	209.2	314.1	232.0	2,991.6	5.1%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	YTD 2024					YTD 2023					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	6,134.4	739.7		853.0	7,727.1	5,935.0	675.7		783.1	7,393.8	4.5%
Guatemala	981.2	51.1		74.8	1,107.0	886.3	43.7		70.3	1,000.3	10.7%
CAM South	789.0	43.6		168.1	1,000.7	745.3	40.6		183.2	969.1	3.3%
Mexico and Central America	7,904.6	834.4		1,095.9	9,834.8	7,566.6	760.0		1,036.5	9,363.2	5.0%
Colombia	1,440.1	311.5		179.5	1,931.1	1,429.1	305.2		234.1	1,968.4	-1.9%
Brazil (3)	4,606.6	511.9		817.9	5,936.4	4,182.7	463.8		689.0	5,335.5	11.3%
Argentina	445.5	88.5		76.4	610.4	507.3	94.2		104.9	706.3	-13.6%
Uruguay	135.6	18.6		17.0	171.2	135.7	26.0		13.8	175.4	-2.4%
South America	6,627.8	930.6		1,090.7	8,649.1	6,254.6	889.2		1,041.8	8,185.6	5.7%
TOTAL	14,532.4	1,764.9		2,186.6	18,484.0	13,821.3	1,649.2		2,078.3	17,548.8	5.3%

Revenues
Expressed in million Mexican Pesos	YTD 2024	YTD 2023	Δ %
Mexico	102,828	91,906	11.9%
Guatemala	11,401	9,664	18.0%
CAM South	11,227	10,171	10.4%
Mexico and Central America	125,456	111,740	12.3%
Colombia	14,850	12,585	18.0%
Brazil (4)	52,027	46,838	11.1%
Argentina	8,169	7,102	15.0%
Uruguay	3,371	3,110	8.4%
South America	78,417	69,636	12.6%
TOTAL	203,873	181,376	12.4%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 3,704.4 million for the first nine months of 2024 and Ps. 4,382.5 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 16 of 17

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	3Q24	YTD
Mexico	4.66%	1.46%	2.86%
Colombia	6.04%	0.64%	4.62%
Brasil	3.93%	0.49%	2.96%
Argentina	224.74%	11.96%	101.87%
Costa Rica	0.63%	0.25%	0.37%
Panama	0.36%	-0.72%	0.36%
Guatemala	3.38%	1.08%	2.28%
Nicaragua	3.97%	-0.05%	2.94%
Uruguay	5.46%	0.80%	4.30%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	3Q24	3Q23	Δ %	YTD 24	YTD 23	Δ %
México	18.92	17.06	10.9%	17.71	17.83	-0.7%
Colombia	4,097.21	4,047.64	1.2%	3,982.02	4,410.88	-9.7%
Brasil	5.55	4.88	13.6%	5.24	5.01	4.6%
Argentina	942.75	312.85	201.3%	887.89	245.82	261.2%
Costa Rica	525.66	543.28	-3.2%	519.70	551.67	-5.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.74	7.86	-1.5%	7.77	7.83	-0.8%
Nicaragua	36.62	36.49	0.4%	36.62	36.40	0.6%
Uruguay	40.53	37.96	6.8%	39.39	38.58	2.1%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Sep-24	Sep-23	Δ %	Jun-24	Jun-23	Δ %
México	19.63	17.62	11.4%	18.38	17.07	7.6%
Colombia	4,164.21	4,053.76	2.7%	4,148.04	4,191.28	-1.0%
Brasil	5.45	5.01	8.8%	5.56	4.82	15.3%
Argentina	970.50	349.95	177.3%	912.00	256.70	255.3%
Costa Rica	522.87	542.35	-3.6%	528.80	549.48	-3.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.72	7.86	-1.7%	7.77	7.85	-1.0%
Nicaragua	36.62	36.53	0.3%	36.62	36.44	0.5%
Uruguay	41.64	38.56	8.0%	39.99	37.41	6.9%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 3Q24 Results October 25, 2024	Page 17 of 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: October 24, 2024